Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503
(310) 212-7910

December 17, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Request to Withdraw Registration Statement on Form S-8 (File No. 333-182152)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Motorcar Parts of America, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Registrant’s Registration Statement (File No. 333-182152) on Form S-8 filed with the Commission on June 15, 2012 (the “Registration Statement”), together with all exhibits thereto.

The Registrant is requesting withdrawal of the Registration Statement because it was not eligible to register securities on Form S-8 at the time it was filed due to its failure to timely file its Annual Report on Form 10-K for its fiscal year ended March 31, 2012.

The Registrant confirms that no securities were offered or sold under the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Company requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please do not hesitate to contact Steven B. Stokdyk of Latham & Watkins LLP at (213) 485-1234.

Very truly yours,

MOTORCAR PARTS OF AMERICA, INC.

By:	/s/ Michael M. Umansky
Michael M. Umansky
Vice President and General Counsel